# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Partners L.P., CIK 0001654795
CUSIP: G16234109
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, Bermuda (D0), HM12
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001104659-16-130298
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (67.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 amounts for Brookfield Corporation ("BN") includes (i) 374,533 limited partnership units ("Units") of Brookfield Business Partners L.P. (the "Issuer") and 51,599,716 redemption-exchange units ("REUs") of Brookfield Business L.P. ("Brookfield Business L.P.") beneficially owned by subsidiaries of BN, and (ii) 43,333,752 Units held by subsidiaries of Brookfield Wealth Solutions Ltd. ("BNT"), a paired entity to BN. This amount also includes 47,244,876 class A exchangeable subordinate voting shares (the "BBUC exchangeable shares") of Brookfield Business Corporation ("BBUC") beneficially owned by BN (through subsidiaries) and BNT.
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of September 26, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN and BNT are exchanged for Units (on a one-for-one basis), the percentage would be 76.0%.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,552,877; sole dispositive power 0; shared dispositive power 142,552,877; aggregate amount beneficially owned 142,552,877 (67.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes Units, REUs and BBUC exchangeable shares beneficially owned by BN and BNT.
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of September 26, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN and BNT are exchanged for Units (on a one-for-one basis), the percentage would be 76.0%.
- BNT BBU HOLDING LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,599,716; sole dispositive power 0; shared dispositive power 51,599,716; aggregate amount beneficially owned 51,599,716 (24.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 51,599,716 REUs beneficially owned by Holding LP.
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of September 26, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no BBUC exchangeable shares and only REUs held by Holding LP are exchanged for Units, the percentage would be 36.8%.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,535,005; sole dispositive power 0; shared dispositive power 23,535,005; aggregate amount beneficially owned 23,535,005 (11.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 23,535,005 BBUC exchangeable shares owned by BPEG.
  In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of September 26, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming only BBUC exchangeable shares held by BPEG are exchanged for Units, the percentage would be 21.0%.
- BROOKFIELD TITAN HOLDINGS LP (CIK 0001703170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 374,533; sole dispositive power 0; shared dispositive power 374,533; aggregate amount beneficially owned 374,533 (0.2% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate of approximately 88,675,926 Units of the Issuer outstanding as of September 26, 2025. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no REUs and no BBUC exchangeable shares are exchanged for Units (on a one-for-one basis), the percentage would be 0.4%.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: Brookfield Business Partners L.P.
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, Bermuda (D0), HM12
Comment:
Explanatory Note:
This Amendment No. 9 (this "Amendment No. 9") to Schedule 13D amends and supplements the Schedule 13D originally filed on June 30, 2016 (and as amended through Amendment No. 8 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 9.
Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.
Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 9.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:
On September 26, 2025 and September 29, 2025, wholly-owned subsidiaries of BN (the "BN Parties") entered into financing arrangements with wholly-owned subsidiaries of BNT, a paired entity to BN (the "BNT Parties"), pursuant to which the BN Parties transferred an aggregate of 24,289,723 BBUC exchangeable shares (collectively, the "Subject Securities") to the BNT Parties (the "Subject Securities Transfer") in exchange for an aggregate cash payment of $400,000,000 (the "Transfer Value"). The BN Parties are obligated to repurchase the Subject Securities that were transferred to the BNT Parties on September 26, 2025 and September 29, 2025 on June 22, 2026 and June 25, 2026, respectively or such earlier dates that these arrangements are terminated in accordance with their terms, at a price equal to the portion of the Transfer Value paid for the applicable Subject Securities plus a return calculated at a rate of SOFR+1.40% per annum. Unless an event of default has occurred under the financing arrangements, the BN Parties have the right to direct all decisions to be made with respect to voting of the Subject Securities while held by the BNT Parties

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:
(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage of Units of the Issuer is based on an aggregate number of Units of 88,675,926 outstanding as of September 26, 2025, and assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis) and includes (as applicable) Units, REUs and BBUC exchangeable shares beneficially owned by subsidiaries of BNT as described in Item 4 of Amendment No. 7 and Item 4 of Amendment No. 5 and subject to the voting arrangements described in Item 4 of Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:
The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:
Other than the transactions described in Item 4 in this Amendment No. 9, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (09/29/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (09/29/2025)
- BNT BBU HOLDING LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD BBU GP INC., general partner of BNT BBU HOLDING LP (09/29/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (09/29/2025)
- BROOKFIELD TITAN HOLDINGS LP: /s/ Ron Bloom, Ron Bloom, Managing Partner & Vice Chairman, TITAN CO-INVESTMENT GP, LLC, general partner of BROOKFIELD TITAN HOLDINGS LP (09/29/2025)